## Delaware Operating Services Company
## Balance Sheet
*(Dollars in Thousands)*
*(Unaudited)*

|  | As of June 30, 2003 |
|---|---|
| **ASSETS** | |
| | |
| **Current Assets** | |
| Cash and cash equivalents | * |
| Accounts receivable | * |
| Interest and taxes receivable | * |
| Other prepayments | * |
| | * |
| | |
| **Deferred Charges and Other Assets** | |
| Deferred income tax | * |
| Prepaid pension cost | * |
| | * |
| | |
| **Total Assets** | * |
| | |
| **LIABILITIES AND OWNER'S EQUITY** | |
| | |
| **Current Liabilities** | |
| Accounts payable | * |
| Accounts payable to associated companies | * |
| Notes payable to associated companies | * |
| Other | * |
| | * |
| | |
| **Deferred Credits and Other Liabilities** | |
| Pension and OPEB | * |
| | |
| **Capitalization** | |
| Common stock | * |
| Additional paid in capital | * |
| Retained earnings | * |
| | * |
| | |
| **Total Capitalization and Liabilities** | * |

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.

Delaware Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

| | Six Months Ended June 30, 2003 |
|---|---|
| **OPERATING REVENUES** | * |
| **OPERATING EXPENSES** | |
| Cost of sales | * |
| Operation and maintenance | * |
| Taxes other than income taxes | * |
| | * |
| **OPERATING INCOME** | * |
| **OTHER INCOME** | * |
| **INTEREST EXPENSE** | * |
| **INCOME BEFORE INCOME TAXES** | * |
| **INCOME TAXES** | * |
| **NET INCOME** | * |

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.